Exhibit 99.1

Uxin Announces Appointment of Mr. Zhitian Zhang as Chief Operating Officer

BEIJING, February 12, 2020 — Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), a leading national online used car dealer in China, today announced the appointment of Mr. Zhitian Zhang, who previously served as President of Uxin’s online used car transaction business, to Chief Operating Officer, effective February 11, 2020.

Mr. Zhang joined Uxin in April 2012 as General Manager of the Sales Management Center. Mr. Zhang was appointed as President of the online used car transaction business in February 2019 where he was responsible for operations and sales management. Prior to joining Uxin, Mr. Zhang worked for Bitauto Holdings Limited (NYSE: BITA) from 2007 to 2012, first as a Director and then as Vice General Manager of its used car business. Mr. Zhang received his bachelor’s degree in Law from the National Police University for Criminal Justice.

Mr. Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin, said, “Since joining Uxin in 2012, Zhitian has demonstrated his dedication to our strategy where he has played a critical role in driving the rapid growth of our business. His outstanding work over the past eight years has been key to the development of our business as we moved through the different stages of growth and successfully transitioned into a national online used car dealer which enables consumers to purchase used cars online in China.”

Mr. Dai added, “Going forward, we will continue to transform our products and services, business operations, and organizational structure into a more online-oriented or online-friendly format. In his new role as Chief Operating Officer, Zhitian will be directly in charge of overall operations for our online used car transaction business and will oversee the continued online evolution of our business. With his extensive industry expertise, years of experience with Uxin and strong executional capabilities, we are confident that Zhitian is best positioned to implement our growth strategy as we begin the next stage of our development.”

About Uxin

Uxin Limited (Nasdaq: UXIN) is a leading national online used car dealer in China. Uxin’s mission is to enable people to buy the car of their choice, no matter where they are located or what their budget is. Uxin enables consumers to buy used cars through an innovative integrated online platform and offline service and fulfilment network, which address each step of the transaction and cover the entire value chain. Its online presence is bolstered by an offline network of more than 1,500 service centers in over 230 prefecture-level cities throughout China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor enquiries, please contact:

Nancy Song

Uxin Investor Relations

Tel: +86 10 5691-6765

Email: ir@xin.com